Exhibit 99.68

NEWS RELEASE

ORLA MINING ANNOUNCES POSITIVE FEASIBILITY STUDY RESULTS FOR
THE CAMINO ROJO OXIDE GOLD PROJECT

VANCOUVER, BC - June 25, 2019 - Orla Mining Ltd. (TSX: OLA) ("Orla" or the "Company") is pleased to provide the results of a positive Feasibility Study along with Orla’s first mineral reserve estimate on its 100%-owned Camino Rojo Oxide Project located in Zacatecas, Mexico. The Feasibility Study supports a technically simple open-pit mine and heap-leach operation with low capital and operating costs providing rapid payback and a strong financial return.

Feasibility Study Highlights

Table 1: Feasibility Study Highlights

Throughput Rate per Day	18,000 tonnes
Total Ore to Leach Pad	44.0 M tonnes
Average Grade Au / Ag (g/t)	0.73 / 14.2
Contained Gold / Silver Ounces	1,031,000 / 20,093,000
Average Recovery Au / Ag	64% / 17%
Average Annual Gold Production	97,000 ounces
Strip Ratio (waste : ore)	0.54
Initial Capex	$123 million
Avg. LOM Operating costs (per tonne of ore processed)	$8.43
Total By-Product Cash Cost[1] ($/oz Au)	$515
All-In Sustaining Cost (“AISC”)[1] ($/oz Au)	$576
Pre -Tax - Net Present Value (5%)	$227 million
Pre-Tax Internal Rate of Return	38.6%
After-Tax - Net Present Value (5%)	$142 million
After-Tax Internal Rate of Return	28.7%
Payback	3.0 years

1 Includes royalties payable, by-product cash cost and AISC are non-IFRS measures. See below for additional details.

The Feasibility Study was conducted using $1,250/oz gold and $17/oz silver and is expressed in U.S. dollars unless otherwise noted.

“The completion of the feasibility study for the Camino Rojo Oxide Project marks an important milestone for Orla and substantial progress toward construction of the Company’s first mine”, stated Jason Simpson, President and Chief Executive Officer of Orla. “The results demonstrate robust project economics with low development capital and a straight-forward path to approximately 100,000 ounces of expected annual gold production. We will be working towards submitting environmental assessment and permitting documents and securing project finance over the upcoming months with the expectation to deliver gold by mid-2021. With the continued support of local communities and stakeholders, we have a fantastic opportunity to develop a quality mine. We are also considering ways to unlock value from a much larger sulphide mineral resource and have initiated exploration on other priority targets on our extensive concession area”, added Mr. Simpson.

The new mineral reserve estimate at Camino Rojo includes proven and probable mineral reserves of 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. All mineral reserves are contained and accessible from within Orla’s mineral concessions.

Updated measured and indicated mineral resources, inclusive of mineral reserves, amount to 353.4 million tonnes at 0.83 g/t gold and 8.83 g/t silver, resulting in an estimated 9.46 million ounces of gold and 100.4 million ounces of silver. Inferred mineral resources are 60.9 million tonnes at 0.87 g/t gold and 7.41 g/t silver, resulting in an estimated 1.70 million ounces of gold and 14.5 million ounces of silver. Further details on the mineral resource and mineral reserve estimates are provided below.

Camino Rojo Feasibility Study

The Camino Rojo Feasibility Study considers near-surface open pit mining of 44.0 million tonnes of oxide and transitional ore at a throughput rate of 18,000 tonnes per day. Ore from the pit will be crushed to 80% passing 28 mm, conveyor stacked onto a heap leach pad and leached using a low concentration sodium cyanide solution. Pregnant solution from the heap leach will be processed in a Merrill-Crowe recovery plant where gold and silver will be precipitated and doré will be produced. The site’s proximity to infrastructure, low stripping ratio, compact footprint and flat pad location all contribute to project simplicity and relatively low estimated AISC of $576 per ounce of gold.

The Feasibility Study was prepared by a team of independent industry experts led by Kappes Cassiday and Associates (“KCA”) and supported by Independent Mining Consultants (“IMC”), Resource Geosciences Incorporated (“RGI”), Barranca Group LLC, Piteau Associates Engineering Ltd. and HydroGeoLogica Inc (HGL).

The Feasibility Study incorporates geological, assay, engineering, metallurgical, geotechnical, environmental and hydrogeological information collected by Orla and previous owners since 2007, including 370,566 metres of drilling in 911 holes. Predicted average gold recoveries of 64% are based on results from 85 column tests.

Operating costs are based on contract mining with all other mine components being owned and operated by Orla. Capital costs were estimated primarily using budgetary supplier quotes for all major and most minor equipment as well as contractor quotes for major construction contracts.

The following table presents the key assumptions and detailed results of the Feasibility Study:

Table 2: Summary of Key Assumptions and Economics of the Camino Rojo Feasibility Study

Production Data	Values	Units
Life of Mine	6.8	Years
Mine Throughput	18,000	Tonnes/day
Mine Throughput	6,570,000	Tonnes/year
Total Tonnes to Crusher	44,020,000	Tonnes
Grade Au (Average)	0.73	g/t
Grade Ag (Average)	14.2	g/t
Contained Gold oz	1,031,000	Ounces
Contained Silver oz	20,093,000	Ounces
Metallurgical Recovery Gold (Overall)	64%
Metallurgical Recovery Silver (Overall)	17%
Average Annual Gold Production	97,000	Ounces
Average Annual Silver Production	511,000	Ounces
Total Gold Produced	662,000	Ounces
Total Silver Produced	3,479,000	Ounces
LOM Strip Ratio	0.54	Waste : Ore

Operating Costs (Average LOM)
Mining (mined)	$2.14	/Tonne mined
Mining (processed)	$3.30	/Tonne processed
Processing & Support	$3.38	/Tonne processed
G&A	$1.75	/Tonne processed
Total Operating Cost	$8.43	/Tonne processed
By-Product Cash Cost	$515	/Ounce Au
All-in Sustaining Cost	$576	/Ounce Au

Capital Costs (Excluding value added tax)
Initial Capital	$123	million
LOM Sustaining Capital	$20	million
LOM Capital	$144	million
Working Capital & Initial Fills	$10	million
Closure Costs	$20	million

Financial Analysis
Gold Price Assumption	$1,250	/Ounce
Silver Price Assumption	$17	/Ounce
Average Annual Cashflow (Pre-Tax)	$72	million
Average Annual Cashflow (After-Tax)	$56	million
Internal Rate of Return (IRR), Pre-Tax	38.6%	%
Internal Rate of Return (IRR), After-Tax	28.7%	%
NPV @ 5% (Pre-Tax)	$227	million
NPV @ 5% (After-Tax)	$142	million
Pay-Back Period (After-Tax)	3.0	Years

Note: See reference below regarding non-IFRS metrics. Feasibility Study economics include a 2% royalty and use a USD:MXN exchange rate of 19.3.

The proposed mine is located 3 kilometres from a paved 4-lane highway and approximately 190 kilometres from the city of Zacatecas. The area is flat and there are no known social or environmental impediments to mining. Orla has all surface, mineral and water rights to develop the project as presented in the Feasibility Study and existing wells produce in excess of the average 24 liters per second of water required for the project.

There are no residents within the area of proposed development. The town of San Tiburcio is located 4 kilometres to the east of the proposed development. Orla has a Collaboration and Social Responsibility Agreement with the San Tiburcio ejido and a 30-year temporary occupation right with an expropriation right over the 2,497 hectares covering the proposed pit and infrastructure area. Orla has an active community and social program in San Tiburcio and other nearby communities of El Berrendo and San Francisco.

Required permit applications are substantially completed and are expected to be submitted in the third quarter of 2019. The construction of the Camino Rojo Oxide Project is expected to start in the first half of 2020 upon receipt of all required permits and project financing. First gold production is planned for mid 2021.

Sensitivity to Gold Price

Table 3: Project Economics Sensitivities to Gold Price

Gold Price ($/oz)	$1,150	$1,200	$1,250	$1,300	$1,350	$1,400
After-tax NPV 5% ($M)	$109	$125	$142	$158	$174	$190
After-tax IRR (%)	24.0%	26.4%	28.7%	31.0%	33.2%	35.4%
Payback (years)	3.2	3.1	3.0	2.8	2.7	2.6

Comparison to the May 2018 Preliminary Economic Assessment

On May 29, 2018, Orla announced the results of a Preliminary Economic Assessment (“PEA”) on the Camino Rojo Project. The PEA operational plan was also based on an open pit mine, 2-stage crushing and heap leach recovery of gold and silver. In addition to much more detailed and rigorous cost estimations, engineering and project definition, the Feasibility Study benefited from the results of an additional 18 column leach tests, geotechnical evaluations including test pits and drilling under proposed infrastructure, geotechnical evaluations of pit slopes, ground water evaluations and testing of rock geochemistry to allow closure planning.

In addition to the higher level of confidence in key operational and economic parameters, changes from the PEA to the Feasibility Study include:

•	Increase of the north pit wall angle to 53° for the entire wall below the first few benches versus 45° for all but the bottommost benches in the PEA. This results in a deeper pit, increased tonnage of material to be processed, and an overall increase in contained gold and silver ounces.

•	Decrease in projected gold recoveries from 67% in the PEA to 64% in the Feasibility Study as the deeper pit results in a higher proportion of transitional material with lower than average recovery. The recovery model was also updated with the new leach column data.

Opportunities

The mine plan in the Feasibility Study was developed entirely on Orla’s mineral concessions and constrained by the property boundary. An agreement with the owner of the concession bordering Orla’s to the north would allow for the open pit to extend onto the adjacent concession. Such agreement would result in an expanded pit with access to additional oxide and transitional material deeper into the pit, which would add to the mine life and/or annual throughput with only modest equipment and infrastructure additions. Orla remains optimistic that an agreement can be reached with the owner of the adjacent concession.

The Feasibility Study only considers oxide and transitional material as testing shows gold cannot be economically recovered by the heap leach method from sulphide material. Orla is actively working on studies to investigate economic opportunities that may exist within the 7.3 million ounces of gold contained within the sulphide measured and indicated mineral resources.

Orla has title to mineral concessions covering a very large area around the Camino Rojo deposit. Overburden makes exploration challenging, but the discovery in 2007 of mineralization that is incorporated into this Feasibility Study and mineral resource estimate shows that shallow cover can hide very large near-surface deposits. Orla has been trying various exploration techniques and Induced Polarization (“IP”) geophysics appears to be the most useful tool. A large area southeast of the current mineral resource has recently been surveyed and drilling on the anomalies identified is expected to start within the next two months. Additional oxide material in the vicinity of the planned development would leverage the infrastructure being proposed in the Feasibility Study. Any additional sulphide material could add to the long-term potential of the property.

Capital and Operating Costs

Initial capital expenditures or pre-production capital for the Camino Rojo project is estimated at $123 million. Camino Rojo benefits from flat terrain and simple infrastructure limiting the amount of earthwork required during construction. Total capital for the life of the project, including working capital is estimated at $154 million. The following table provides a detailed breakdown of the capital costs for the project.

Table 4: Capital Cost Summary (excl. value added tax)

Description	Cost (US$)
Pre-Production Capital	$80,231,000
Indirect Costs	$7,645,000
Other Owner’s Costs	$7,922,000
EPCM	$8,544,000
Contingency	$15,751,000
Mining Contractor Mobilization & Preproduction	$3,022,000
Total Initial Capital	$123,114,000
Working Capital & Initial Fills	$10,187,000
Sustaining Capital – Mine & Process	$20,424,000
Total LOM Capital (incl. working capital)	$153,725,000
Closure Costs	$19,813,000

The average life of mine operating cost for the Project is $8.43 per tonne of ore processed. Operating costs were estimated from first principles with project specific staffing, quoted contract mining costs, unit consumptions of materials, supplies, power, water and delivered supply costs being considered.

The table below breaks down the different components of the operating costs:

Table 5: Life of Mine Operating Cost Summary

Description	LOM Cost ($/t processed)
Mine	$3.30
Process & Support Services	$3.38
Site G & A	$1.75
Total	$8.43

Permitting

Exploration and mining activities in Mexico are subject to control by the federal government department known as SEMARNAT, which has authority over the two principal permits: The Environmental Impact Statement (Manifesto de Impacto Ambiental or MIA, accompanied by a Risk Study); and a Change of Land Use permit accompanied by a Technical Justification Study or ETJ.

In early 2018, Orla resumed environmental assessment activities on the project and surrounding area under the guidance of independent environmental permitting consultant Patricia Aguayo. Data from this work has been used in conjunction with information collected by previous operators and project information from Orla’s consulting engineers to prepare the documents needed to apply for the MIA and Change of Land Use permits. Submission of permitting documents to SEMARNAT is anticipated during the third quarter of 2019.

The project is not located in an area with any special federal environmental protection designation and no factors have been identified that would be expected to hinder authorization of required environmental permits. The legislated timelines for the review of properly prepared MIA and Change of Land Use applications and mine operating permits for a project that does not affect federally protected biospheres or ecological reserves are 120 calendar days and 105 working days, respectively, which can be completed concurrently.

Orla has contracted ERM, a global consulting company, to review the environmental assessment and proposed mitigation measures for the project. Orla plans to complete this work in accordance with International Finance Corporation Performance Standards, as well as the International Council on Mining and Metals principles.

Next Steps

With the Feasibility Study now complete, permit applications can be completed and are expected to be submitted in the coming weeks. Orla is acquiring bids for a contract to provide engineering and procurement support (“EPCM”) to the project. Construction-level engineering and procurement efforts will be initiated in the third quarter of 2019 to meet the goal of starting construction in the first half of 2020.

Finally, Orla is working with its advisors to develop an optimum financing structure to finance the development of the project. The process is progressing well, and discussions are underway with various lenders and financiers.

Mineral Reserves

Camino Rojo comprises intrusive related, sedimentary strata hosted, polymetallic gold, silver, arsenic, zinc, and lead mineralization. The mineralized zones correspond to zones of sheeted sulphidic veins and veinlet networks, creating a bulk-mineable style of gold mineralization. Mineralization is almost completely oxidized to a depth of approximately 120 metres and then variably oxidized below (transitional to sulphide). The mineral resource estimate was divided into oxide, high and low transitional and sulphide material. Only the oxide and transitional material were considered in the Feasibility Study for heap leach extraction.

The mineral reserve estimate for Camino Rojo is based on an open pit mine plan and mine production schedule developed by IMC. All mineral reserves are located on, and are accessible from, Orla’s concessions and support the 6.8-year mine life.

The following table presents the initial mineral reserve estimation for the Camino Rojo Oxide Project. Proven and probable mineral reserves amount to 44.0 million tonnes at 0.73 g/t gold and 14.2 g/t silver for 1.03 million contained gold ounces and 20.1 million contained silver ounces. The mineral reserve was estimated based on a gold price of $1,250 per ounce and a silver price of $17.00 per ounce. Measured mineral resource in the mine production schedule was converted to proven mineral reserve and indicated mineral resource in the schedule was converted to probable mineral reserve.

Table 6: Camino Rojo Mineral Reserves

Reserve Class	000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Proven Mineral Reserve	14,595	0.79	15.1	369.7	7,104
Probable Mineral Reserve	29,424	0.70	13.7	661.1	12,991
Total Proven & Probable Reserve	44,019	0.73	14.2	1,031.0	20,095

Notes:

1. The mineral reserve estimate has an effective date of June 24, 2019. Mineral reserves are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards – For Mineral Resources and Mineral Reserves, adopted by the CIM Council (as amended) in accordance with the disclosure requirement of NI 43-101.

2. Columns may not sum exactly due to rounding.

3. Mineral reserves are based on prices of $1,250/oz gold, $17/oz silver, USD/MXN exchange rate of 19.3.

4. Mineral reserves are based on net smelter return cut-off that vary by time period to balance mine and plant production capacities. They range from a low of $4.73/t to a high of $9.00/t.

5. Operating costs - mining $1.94/t mined; process $3.41/t processed; G&A $1.32/t processed, includes a 2% royalty.

6. Recoveries for gold – Kp 70%, Ki 56%, Transition Hi 60%; Transition Lo 40%; Recoveries for silver - Kp 11%, Ki 15%, TrHi 27%, TrLo 34%.

7. Gold and silver 100% payable; Refining cost per ounce – Au $5.00; Ag $0.50/oz.

Mineral Resources

As part of the Feasibility Study efforts, IMC updated the mineral resource estimate from the previous estimate prepared as of April 27, 2018 and previously reported in Orla’s May 29, 2018 news release. Mineral resources were divided between oxide and transitional material that could possibly be extracted by open pit mine and processed in a heap leach operation (“Leach Resource”) and sulphide material that could possibly be extracted by open pit and processed in a mill (“Mill Resource”). For the Mill Resource, estimates were made for contained gold, silver, lead and zinc. As lead and zinc would not be recovered in a heap leach operation, only gold and silver were estimated for the Leach Resource. Tables 7 and 8 below summarize the mineral resource estimate.

Table 7: Mineral Resource Estimate – Gold & Silver

Resource Type	000's tonnes	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Leach Resource:
Measured Mineral Resource	19,391	0.77	14.9	482.3	9,305
Indicated Mineral Resource	75,249	0.70	12.2	1,680.7	29,471
Meas./Ind. Mineral Resource	94,640	0.71	12.7	2,163.0	38,776
Inferred Mineral Resource	4,355	0.86	5.6	119.8	805

Mill Resource:
Measured Mineral Resource	3,358	0.69	9.2	74.2	997
Indicated Mineral Resource	255,445	0.88	7.4	7,221.4	60,606
Meas./Ind. Mineral Resource	258,803	0.88	7.4	7,295.6	61,603
Inferred Mineral Resource	56,564	0.87	7.5	1,576.9	13,713

Total Mineral Resource
Measured Mineral Resource	22,749	0.76	14.1	556.5	10,302
Indicated Mineral Resource	330,694	0.84	8.5	8,902.1	90,078
Meas./Ind. Mineral Resource	353,443	0.83	8.8	9,458.6	100,379
Inferred Mineral Resource	60,919	0.87	7.4	1,696.7	14,518

Table 8: Mineral Resource Estimate – Zinc & Lead

Resource Type	000's tonnes	Lead (%)	Zinc (%)	Lead (M lbs)	Zinc (M lbs)
Mill Resource:
Measured Mineral Resource	3,358	0.13	0.38	9.3	28.2
Indicated Mineral Resource	255,445	0.07	0.26	404.3	1,468.7
Meas./Ind. Mineral Resource	258,803	0.07	0.26	413.6	1,496.8
Inferred Mineral Resource	56,564	0.05	0.23	63.1	290.4

Notes:

1. The mineral resource has an effective date of June 7, 2019. The mineral resources are classified in accordance with the CIM Definition Standards in accordance with the disclosure requirement of NI 43-101

2. Columns may not sum exactly due to rounding.

3. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4. Mineral resources for leach material are based on prices of $1,400/oz gold and $20/oz silver.

5. Mineral resources for mill material are based on prices of $1,400/oz gold, $20/oz silver, $1.05/lb lead, and $1.20/lb zinc.

6. Mineral resources are based on net smelter return cut-off of $4.73/t for leach material and $13.71/t for mill material.

7. Includes 2% royalty and an USD:MXN exchange rate of 19.3.

8. Operating costs for Leach resource - mining $1.65/t mined; process $3.41/t processed; G&A $1.32/t processed; Operating costs for Mill resource - mining $1.65/t mined; process $12.50/t processed; G&A $1.20/t processed

9. Leach resource payable – Au 100%; Ag 100%; Mill resource payable – Au 95%, Ag 95%, Pb 95%, Zn 85%

10.Leach resource refining costs - Au $5.00/oz; Ag $0.50/oz; Mill resource refining costs - Au $1.00/oz; Ag $1.50/oz; Pb $0.194/lb; Zn $0.219/lb

11.The mineral resource estimate assumes that the floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto land held by the adjacent owner. Any potential development of the Camino Rojo Project that includes an open pit encompassing the entire mineral resource estimate would be dependent on obtaining an agreement with the adjacent owner.

12.Mineral resources are inclusive of mineral reserves.

13. An Inferred Mineral Resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

All of the mineralization comprised in the mineral resource estimate with respect to the Camino Rojo project is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate “reasonable prospects for eventual economic extraction” extends onto lands where mineral title is held by an adjacent owner and that waste would be mined on the adjacent owner’s mineral titles. Any potential development of the Camino Rojo Project that would include an open pit encompassing the entire mineral resource estimate (oxide and sulphide material) would be dependent on obtaining an agreement with that property owner. It is estimated that approximately two-thirds of the mineral resource estimate is dependent on an agreement being obtained with the adjacent property owner. Delays in, or failure to obtain, such agreement to conduct mining operations on its mineral titles would affect the development of a significant portion of the mineral resources that are not included in the Feasibility Study, in particular by limiting access to significant mineralized material at depth. Orla intends to seek an agreement with the adjacent owner in order to maximize the potential to develop a mine that exploits the full mineral resource. There can be no assurance that Orla will be able to negotiate such agreement on terms that are satisfactory to Orla or that there will not be delays in obtaining the necessary agreement. The development of the scenario presented in the Feasibility Study, including the mineral reserve estimate, does not require a layback agreement with the adjacent owner.

Project Risks

The Company is not aware of any factors which would prevent a project similar to that modelled in the Feasibility Study from being carried out. There is a risk that permitting will take longer than the legislated timeline which could result in project delays. Social issues have caused delays to some projects in Mexico. Orla has an active community and social program and has maintained good relationships with local communities. In addition to being good corporate policy, the Company considers this to be the best way to reduce social risk.

Data Verification

The sampling data used for the mineral reserve and mineral resource estimate was verified by IMC and RGI.  A substantial portion of the database was compared with original assay certificates. There were no limitations on the verification process. IMC and RGI are of the opinion that the database is acceptable for the purpose of the Feasibility Study, including the mineral reserve and mineral resource estimation. The Orla sampling data used for the mineral reserve and mineral resource estimate was verified by RGI.

KCA checked the metallurgical test procedures and results to ensure they met industry standards. Metallurgical sample locations were reviewed to ensure that there was material from throughout the resource area and that samples were reasonably representative of the material planned to be processed so as to support the selected process method and assumptions regarding recoveries and costs.  Additional data verification information can be found in the Amended Camino Rojo Technical Report dated March 11, 2019 and will be incorporated in the new Camino Rojo Technical Report that will be filed within 45 days of this release.

Qualified Persons

The Feasibility Study was overseen by KCA of Reno, NV. The mineral resource and mineral reserve estimates were conducted by IMC of Tucson, AZ, under the direction of Michael G. Hester, FAusIMM. Mr. Hester was also responsible for the mining components of the Feasibility Study. KCA, under the direction of Carl Defilippi, RM SME was responsible for the metallurgy, process, general and administration and economic components of the Feasibility Study. Matthew Gray, Ph.D., C.P.G. (AIPG), of Resource Geosciences Incorporated of Rio Rico, AZ was responsible for the property, geology and environmental components of the Feasibility Study. David Hawkins, C.P.G. (AIPG), was responsible for the hydrogeology model. Each of Messrs. Hester, Defilippi, Gray and Hawkins is a Qualified Person for their respective sections of the Feasibility Study and each of whom is Independent of Orla under the definitions of NI 43-101. An independent technical report prepared in accordance with the requirements of NI 43-101 will be available under Orla’s profile on SEDAR within 45 days of this news release.

Hans Smit, P.Geo. Chief Operating Officer of Orla, has reviewed and verified all technical and scientific information contained in this news release and is a Qualified Person within the meaning of NI 43-101.

The technical information in this news release has also been reviewed and approved by Michael G. Hester, FAusIMM, Carl Defilippi, RM SME, Matthew Gray, Ph.D., C.P.G (AIPG), and David Hawkins, C.P.G. (AIPG), each of whom is an Independent Qualified Person under NI 43-101.

Conference Call

Orla will host a conference call on June 25, 2019 at 10:00 a.m. eastern time, to discuss the results of the Feasibility Study:

Toll-free dial-in number (Canada/US):	1-800-806-5484
Local dial-in number:	416-406-0743
Passcode:	7505644#

Instant replay:

Toll-free dial-in number (Canada/US):	1-800-408-3053
Local dial-in number:	905-694-9451
Passcode:	9353369#
Expiry date:	September 25, 2019

About Orla Mining

Orla is developing the Camino Rojo Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned and covers over 200,000 hectares. The Amended Technical Report for Camino Rojo dated March 11, 2019 is available on SEDAR under the Company’s profile. A NI 43-101 updated Technical Report supporting the Feasibility Study presented herein will be available on SEDAR within 45 days of this news release. Orla also owns 100% of the Cerro Quema Project in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

On behalf of the Board of Directors

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com

info@orlamining.com

Forward-looking and Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the results of the Feasibility Study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of construction, receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions regarding the price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures as detailed below. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers and the non-IFRS measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Costs per Ounce – the Company calculated cash costs per ounce by dividing the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits, by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure will be useful to external users in assessing operating performance.

All-In Sustaining Costs (“AISC”) – the Company has disclosed an AISC performance measure that reflects all of the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated June 27, 2013. The Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations.